Exhibit 12

General DataComm Industries, Inc. and Subsidiaries
Calculation of Current Ratio
(In thousands, except current ratio)

Years Ended September 30,   1996        1995       1994        1993        1992
-------------------------   ----        ----       ----        ----        ----
Current Assets          $122,191    $116,100   $104,032     $79,481     $82,123
Current Liabilities       54,558      52,813     47,619      41,236      38,656
Current Ratio              2.2:1       2.2:1      2.2:1       1.9:1       2.1:1